FORM 8-A/A

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES AND EXCHANGE ACT OF 1934

                     MERCANTILE BANKSHARES CORPORATION
           -------------------------------------------------
           (Exact name of registrant as specified in charter)

                        Maryland                       52-0898572
        ---------------------------------------------------------------------
        (State of incorporation or organization)     (IRS Employer
                                                    Identification No.)

        Two Hopkins Plaza, P.O. Box 1477, Baltimore, MD         21203
        ---------------------------------------------------------------------
	(Address of principal executive office)			(Zip Code)

	Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                 Name of each exchange on which
        to be so registered                 each class is to be registered

                None                                None
        -------------------------           ---------------------------------

	Securities to be registered pursuant to Section 12(g) of the Act:

                     Preferred Stock Purchase Rights
        ---------------------------------------------------------------------
                            (Title of class)

                             AMENDMENT NO. 3

	The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement filed on September 27, 1989 (registering Preferred Stock Purchase Rights) on Form 8-A as set forth in the pages attached hereto:

Item 1.	Description or Securities to be Registered

Item 2.	Exhibits

Item 1.	Amended Description of Registrant's Securities to be Registered.
------- ----------------------------------------------------------------

          On September 12, 1989, the Board of Directors of Mercantile Bankshares Corporation (the "Corporation") adopted a Shareholder Protection Rights Agreement (the "Rights Agreement"), and declared a dividend of one Right for each outstanding share of Common Stock, par value $2.00 per share (the "Common Stock"), payable on September 29, 1989 to shareholders of record on that date. Rights will also attach to shares of Common Stock issued prior to the initial exercise date (described below).

         On December 31, 1989, the Corporation effected a stock split in the form of a stock dividend, resulting in the issuance of one additional share of Common Stock for each share of Common Stock outstanding on December 22, 1989. On September 30, 1993, the Corporation effected an additional stock split in the form of a stock dividend, resulting in the issuance of one additional share of Common Stock for each two shares of Common Stock outstanding on September 24, 1993. On June 30, 1997, the Corporation effected an additional stock split in the form of stock dividend, resulting in the issuance of one additional share of Common Stock for each two shares of Common Stock outstanding on June 20, 1997. One Right attaches to each share of Common Stock issued pursuant to the stock splits. As a result of the stock splits, certain provisions of the Rights Agreement were adjusted and amended. The following description restates previously reported information, giving effect to such stock splits, adjustments and amendments.

         Each Right entitles the record holder to purchase from the Corporation, in certain events, one two-hundredth of a share of Class A Preferred Stock (or, in certain cases, one or more shares of Common Stock of the Corporation), or other securities, at an exercise price of $40 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, as amended, between the Corporation and Mercantile-Safe Deposit and Trust Company, as Rights Agent.

         Until the Rights become exercisable, they will not be separable from the Common Stock and will automatically trade with the Common Stock. Rights, until exercised, will carry no voting rights or other stockholder rights such as the right to receive dividends.

         Rights initially become exercisable on the earlier of: (a) the tenth day after a person ("Acquiring Person") has acquired beneficial ownership of 10% or more of the Corporation's outstanding
Common Stock (the terms "person," "Acquiring person," and "beneficial ownership" being broadly defined in the Rights Agreement), or (b) on the tenth day after a person commences a tender or exchange offer to acquire beneficial ownership (when added to any shares of Common Stock as to which such person is already the beneficial owner) of 10% or more of the Corporation's outstanding Common Stock, or, in either case, on such earlier or later date as the Board of Directors may from time to time determine. On the initial exercise date, the Corporation will mail certificates evidencing the Rights, together with an information statement containing information about the Rights and the Class A Preferred Stock (as hereinafter described), instructions regarding exercise of the Rights and other appropriate information, to the Corporation's shareholders.

         Each Right entitles the holder after the initial exercise date to purchase, for $40, one two-hundredth of a share of Class A Preferred Stock (the "Preferred Stock"), of the Corporation. Each share of Preferred Stock shall be entitled to receive quarterly dividends equal to the greater of $2.00 or 200 times the dividends declared on each share of Common Stock. Each share of Preferred Stock has a liquidation preference of $200 plus accrued and unpaid dividends and, upon liquidation, will receive the greater of the preferential amount or a participation in liquidation proceeds pro rata with the Common Stock equal to 200 times the amount distributable on each share of Common Stock. Each share of Preferred Stock shall be entitled to 200 votes, voting with the Common Stock as one class. Shares of Preferred Stock are redeemable by the Corporation in whole or in part at a redemption price per share equal to the market price (immediately prior to the redemption date) of 200 shares of Common Stock. The foregoing provisions are subject to adjustment under customary antidilution provisions. In certain cases, described below, Rights may be exercised or exchanged for Common Stock. Fractional shares of stock issuable upon exercise of Rights may, at the Corporation's election, be represented by scrip or depository receipts or, in some cases, paid in cash.

         In the event that, directly or indirectly, any person becomes an Acquiring Person, then on the tenth day thereafter, or such earlier or later date as the Board of Directors may fix (the "Flip-in Date"), each Rights holder, other than the Acquiring Person (whose Rights become void), will have the right to purchase from the Corporation, at the Exercise Price, a number of shares of Common Stock having a then current market value equal to twice the Exercise Price, or in the Corporation's discretion, Preferred Stock at a ratio of one two-hundredth of a share of Preferred Stock for each such share of Common Stock.

         A Flip-over Transaction or Event occurs when certain transactions take place with an Acquiring Person (including affiliates or associates of an Acquiring Person) or any person deemed to be acting together with an Acquiring Person, including: a merger or consolidation of the Corporation; sale or transfer by the Corporation or a subsidiary, in one or more transactions, of assets aggregating more than 50% of the assets (measured by either book value or fair value) or generating more than 50% of the operating income or cash flow of the Corporation and its subsidiaries (taken as a whole); and certain other transactions in which an Acquiring Person shall be issued additional securities of the Corporation or shall obtain assets or other benefits or compensation from the Corporation. For purposes of a merger or consolidation or sale or transfer of assets, any person may be deemed to be acting together with an Acquiring Person if the transaction occurs within one-year after the Acquiring Person becomes an Acquiring Person. Upon the occurrence of a Flip-over Transaction or Event, each Right will become the right to purchase, for an amount in cash equal to the Exercise Price, a number of shares of Common Stock of the person engaging in the Flip-over Transaction or Event having a then current market value equal to twice the Exercise Price.

          The Board of Directors, at its sole option, may, at any time after the occurrence of a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, exchange all, but not less than all, of the then outstanding and exercisable Rights (other than Rights of the Acquiring Person) for Common Stock at the rate of one share of Common Stock per Right, or in the Corporation's discretion, for Preferred Stock at an exchange ratio of one two-hundredth of a share of Preferred Stock per Right.

         Until the initial exercise date, Rights are transferable only with the transfer of Common Stock. After the initial exercise date, Rights Certificates will be issued and will be separately transferable, but only on the registry books of the Rights Agent.

         Rights may be redeemable at the Corporation's option for $0.0022 per right, in cash, prior to a Flip-in Date.

         The Rights will expire on September 29, 1999, or earlier if redeemed or exchanged.

         Prior to a Flip-in Date, the terms of the Rights may, subject to certain limitations, be amended by the Board. Thereafter, the terms of the Rights may only be amended to make changes that do not materially adversely affect the interests of the holders, or to cure ambiguities or to correct or supplement provisions of the Rights
Agreement.

         The Exercise Price, redemption price of the Rights, and the number of shares of Preferred Stock or other securities issuable upon exercise of Rights, are subject to adjustment from time to time to prevent dilution in events such as stock dividends, subdivisions, combinations or reclassifications of shares of Common Stock.

         The initial distribution of the Rights should not be taxable for federal income tax purposes to either the Corporation or shareholders. However, shareholders should consult with their own tax advisors regarding the consequences of holding and exercising Rights.

         As of June 30, 1997 and after giving effect to the stock split effected on that date, there were 71,106,750 shares of Common Stock issued and outstanding. Additional shares of Common Stock were reserved for issuance pursuant to the Corporation's Omnibus Stock Plan, and additional shares of Common Stock may be issued from time to time pursuant to dividend reinvestment plans or in acquisitions or in other circumstances. So long as the Rights are attached to shares of Common Stock, the Corporation will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights (other than

Rights which become void pursuant to the Rights Agreement). The Company has reserved 1,600,000 shares of Preferred Stock for issuance upon exercise of the Rights.

         The Rights can have certain anti-takeover effects.  The
Rights may cause substantial dilution to a person or group that attempts to acquire the Corporation on terms not approved by the Board of Directors of the Corporation. The Rights should not interfere with a merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Corporation at $0.0022 per Right under circumstances set forth in the Rights Agreement.

         The foregoing description of the Rights is qualified by reference to the Rights Agreement, as amended, and the exhibits thereto.

Item 2.	Exhibits.
------- ---------

          4-A Third Amendment, dated as of June 30, 1997, to Rights Agreement, dated as of September 12, 1989 between the Corporation and the Rights Agent, including the amended Form of Rights Certificate (Exhibit A)

          4-B   Form of Notice to Stockholders, dated July 1, 1997

                                SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                            MERCANTILE BANKSHARES CORPORATION
                            ---------------------------------
                                        Registrant



Dated:  July 11, 1997        By: /s/ Edward K. Dunn, Jr.
                                 ------------------------------
                                 Edward K. Dunn, Jr., President

                              INDEX TO EXHIBITS

Exhibits
--------

4-A	Third Amendment, dated as of June 30, 1997, to Rights Agreement dated as of September 12, 1989 between the Corporation and the Rights Agent, including the amended Form of Rights Certificate (Exhibit A)

4-B	Form of Notice to Stockholders, dated July 1, 1997